July 27, 2009

Amanda Ravitz

Branch Chief - Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed June 29, 2009 File No. 333-146733

Dear Ms. Ravitz:

We are in receipt of your letter dated July 15, 2009 and appreciate your comments to Pre-Effective Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”) filed by Speedemissions, Inc. (“the Company”) on June 29, 2009. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your most recent letter.

Our responses below are in sequence of your comments in your letter, and each comment is reprinted in bold and italics prior to our response in order to aid your review. We have amended the Registration Statement as outlined below and enclose with this letter, in order to aid your review, a marked copy of the Pre-Effective Amendment No. 6 to the Registration Statement dated July 27, 2009 (the “Amended Registration Statement”) to indicate our changes.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments, in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Prospectus

Prospectus Summary

1.	Revise the sixth paragraph to provide disclosure for the stub period included in your financial statements.

Amanda Ravitz

July 27, 2009

We have revised the sixth paragraph on page 1 to include the disclosure for the stub period, March 31, 2009.

Risk Factors

Current economic conditions, including recent disruptions in the financial markets, may adversely affect our industry, page 3

2.	We note your response to prior comment 5. While there were no revisions to the risk factor related to store closings due to economic conditions, you stated in the response that did revise the economic risk factor to consider possible store closings due to economic conditions in the future. Please revise the disclosure or the response accordingly.

We inadvertently left out the revision on page 3. We have revised the disclosure to include the language we stated we would include in our June 29, 2009 response letter: “…,including the closure of stores” at the end of the first paragraph of this risk factor.

Management’s Discussion and Analysis, page 28

3.	We note your response to prior comment 8. Please revise to remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act. Consider including a definition of “forward-looking information” within your disclosure.

We have removed the statutory references as per your comment and have included a definition of “forward-looking statements.”

Statements of Operations, page F-4

4.	We note from your response to our prior comment 16 that the $48,668 gain on the disposal of non-strategic assets consists of an $84,000 gain on the Gwinnett County condemnation offset by a loss of $37,000 related to equipment from the twelve closed stores in the Dallas area. Please revise your disclosure in the notes to the financial statements to provide details of the nature of this gain and offsetting loss.

We have added a new Note 10 in our notes to the financial statements in order to provide the details of this gain and offsetting loss.

Other

5.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Amanda Ravitz

July 27, 2009

We did not have to update the financial statements in the Amended Registration Statement since the Registration Statement contains our most recent financial statements.

6.	Provide a currently dated consent from the independent public accountant in the amendment.

We have provided a currently dated consent from our independent public accountant in the Amended Registration Statement.

Any questions regarding the above responses or the Amended Registration Statement can be directed to me at (770) 306-7667 or to Jennifer M. Moseley at (205) 458-5442.

Thank you for your attention to this filing and response.

Very truly yours,

Michael S. Shanahan

Chief Financial Officer